Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A.(“Company”), in addition to the Announcements to the Market disclosed on 19 and 29 May and 7 June, 2017, as the controlling shareholder of Itaú Seguros S.A.(“Itaú Seguros”) and of Itaú Vida e Previdência S.A.(“Itaú Vida e Previdência”), shareholder of IRB-BRASIL RESSEGUROS S.A.(“IRB”), announces to its shareholders and the market in general that as of the current date the bookbuilding procedure for the secondary public offering of IRB’s common shares (“Offering”)has been completed.

The share price was R$27.24, and Itaú Seguros will sell 9,618,600 shares and Itaú Vida e Previdência will sell 677,400 shares within the scope of the Offering, totaling R$280,463,040.00 to be accrued by both companies.Itaú Seguros will become the holder of 11.6% of IRB’s capital stock and Itaú Vida e Previdência will no longer be a shareholder.

More shares may be sold within the scope of the Offering, at the same share price mentioned above and exclusively in order to meet a possible excess demand that may be identified by the Offering stabilizingagent (“Shares of the Additional Batch”).In the event the Shares of the Additional Batch are fully purchased by the Offering stabilizing agent, Itaú Seguros will become the holder of 11.1% of IRB’s capital stock.

Itaú Seguros will still be part of IRB’s controlling group, under the terms of the company’s shareholders’ agreement.

São Paulo, July 28, 2017.

MARCELO KOPEL

Investor Relations Officer